Annual Report 2001



First Franklin Corporation

First Franklin Corporation

Table of Contents

Stockholder Information

2001 Earnings per share	$0.71
2001 Dividends declared per share	$0.30
Book Value per share (1)	$13.75
Market value per share (2)	$10.25
Common shares outstanding (1)	1,613,873

(1) At December 31, 2001
(2) Nasdaq Closing Sale Price on December 31, 2001

Franklin Savings Locations

Corporate Office
4750 Ashwood Drive
Cincinnati, OH 45241
(513) 469-8000 FAX: (513) 469-5360

Branch Offices

Anderson
7944 Beechmont Avenue 45255
474-3750

Delhi
5015 Delhi Pike 45238
451-5252

Forest Park
1100 West Kemper Road
Promenade Shopping Center 45240
851-0400

O'Bryonville
2000 Madison Road 45208
321-0235

Roselawn
7615 Reading Road
Valley Shopping Center 45237
761-1101

Sharonville
11186 Reading Road 45241
563-6060

Western Hills
5119 Glenway Avenue 45238
471-7300

DirectTeller®
1-800-436-5100

www.franklinsavings.com

EQUAL HOUSING LENDER
FDIC INSURED
FEDERAL HOME LOAN BANK SYSTEM MEMBER

Letter To Our Shareholders

The year 2001 brought great tragedy to the United States and the world, and in true American fashion our country has rallied and continues to be strong and vital in the face of the events of September 11. First Franklin Corporation is certainly proud to be a part of this United Sates of America. I am also proud to report to you that First Franklin's commitment to its stockholders and customers is just as unfaltering as the spirit of America.

I am pleased to report that as of the First Quarter of 2001 we were successful in correcting the inbalance between the maturities of our assets and the maturities of our certificates of deposits and borrowings (commonly referred to as Interest Rate Risk). As anticipated, meeting this challenge negatively impacted earnings, which have leveled off and we project will improve.

In 2000 First Franklin made a commitment to continuing our niche of friendly, neighborhood banking with a personal touch while growing and expanding the company to meet the needs of the people we serve.

In 2001 this commitment did indeed continue with much success. The opening of a new full service Franklin Savings branch, in particular, illustrates this point. Franklin Savings has brought our friendly, neighborhood banking to the eastside of Cincinnati in Anderson Township. First Franklin's growth can also be seen in plans to renovate and relocate Franklin Savings' branches to better serve our community in 2002. Extensive improvements and expansion of our Sharonville Branch began and will be completed in the spring of 2002. Similar expansion and improvements are planned for two additional branch offices in 2002.

Franklin Savings will pay great attention to the marketing of our products and services and fulfilling customer needs with our traditional friendly touch that has kept people coming to Franklin Savings for more than 100 years. Our commitment to the communities in which we are located is proven through our community reinvestment initiative and support. Franklin Savings' slogan "Here Today, Here Tomorrow" confirms our commitment to meet the financial needs of our customers as well as the people of greater Cincinnati today and for years to come.

The confidence which our customers, as well as you, our shareholders, have entrusted to us is the touchstone by which First Franklin continues to strive to meet our mission. This mission, especially in these current times of patriotism, only gives us greater resolve to continue to fill our niche of providing friendly, neighborhood banking with a personal touch.



Respectfully submitted,

Thomas H. Siemers

Thomas H. Siemers
President and CEO

SELECTED FINANCIAL DATA

	As of December 31,				
	2001	2000	1999	1998	1997
			(In thousands)		
Financial Condition Data:					
Total assets	$ 279,696	$ 277,694	$ 250,205	$ 240,315	$ 230,504
Cash	21,042	1,351	3,688	8,369	5,990
Loans receivable, net	202,555	206,040	167,601	150,179	152,753
Mortgage-backed securities					
Available-for-sale	14,097	30,993	39,342	43,522	18,755
Held-to-maturity	7,423	11,145	13,596	12,355	17,158
Investments					
Available-for-sale	24,328	19,940	19,197	19,125	29,829
Savings accounts	208,938	185,530	191,673	202,261	202,206
Total borrowings	46,488	68,978	37,110	15,576	5,462
Stockholders' equity	22,204	21,312	19,755	20,941	21,228

	For the year ended December 31,				
	2001	2000	1999	1998	1997
			(In thousands)		
Operations Data:					
Total interest income	$ 18,938	$ 18,831	$ 16,131	$ 16,593	$ 16,473
Total interest expense	13,430	12,672	10,263	10,690	10,502
Net interest income	5,508	6,159	5,868	5,903	5,971
Provision (credit) for loan losses	65	84	(103)	74	84
Net interest income after provision (credit) for loan losses	5,443	6,075	5,971	5,829	5,887
Noninterest income	1,147	670	646	1,124	617
Noninterest expense	4,909	4,577	4,520	4,211	4,016
Income before taxes	1,681	2,168	2,097	2,742	2,488
Provision for federal income tax	534	707	686	909	800
Net income	$ 1,147	$ 1,461	$ 1,411	$ 1,833	$ 1,688
Other Data:					
Interest rate spread during period	1.79%	2.02%	2.19%	2.23%	2.36%
Interest rate spread at end of period	1.78	2.01	2.30	2.24	2.41
Return on assets	0.42	0.56	0.59	0.78	0.74
Return on equity	5.18	7.22	6.95	8.62	8.24
Dividend payout ratio	42.22	33.16	35.08	27.76	25.35
Equity to assets ratio	7.94	7.67	7.90	8.71	9.21
Ratio of average interest-earning assets to average interest-bearing liabilities	105.58	107.38	107.40	107.76	107.29
Non-performing assets as a percent of total assets at end of period	0.43	0.37	0.37	0.68	0.58
Full service offices	7	6	6	7	7
Per Share Data:					
Net income per common share					
Basic	$0.71	$0.90	$0.85	$1.05	$0.95
Diluted	$0.71	$0.90	$0.85	$1.05	$0.92
Book value per common share	$13.75	$13.21	$12.12	$12.29	$11.87

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

First Franklin Corporation ("First Franklin" or the "Company") is a savings and loan holding company that was incorporated under the laws of the State of Delaware in September 1987 by authorization of the Board of Directors of the Franklin Savings and Loan Company ("Franklin"). The Company acquired all of the common stock of Franklin issued in connection with its conversion from the mutual to stock form of ownership, which was completed on January 25, 1988.

First Franklin's mission is to maximize the value of the Company for shareholders by adhering to the following values:

1. Exceed customers' expectations regarding service and products.
2. Achieve success through our employees' efforts.
3. Shareholder satisfaction will enable us to continue serving our customers.
4. Support the communities we serve.
5. Combine business success with integrity.

The Company's operating philosophy is to be an efficient and profitable financial services organization with a professional staff committed to maximizing shareholder value by structuring and delivering quality services that attract customers and satisfy their needs and preferences. Management's goal has been to maintain profitability and a strong capital position. It seeks to accomplish this goal by pursuing the following strategies: (i) emphasizing real estate lending in both the residential and commercial mortgage markets, (ii) managing liability pricing, (iii) controlling interest rate risk, (iv) controlling operating expenses, (v) using technology to improve employee efficiency, and (vi) maintaining asset quality.

As a Delaware corporation, the Company is authorized to engage in any activity permitted by the Delaware General Corporation Law. As a unitary savings and loan holding company, the Company is subject to examination and supervision by the Office of Thrift Supervision ("OTS"), although the Company's activities are not limited by the OTS as long as certain conditions are met. The Company's assets consist of cash, interest-earning deposits, and investments in Franklin, DirectTeller Systems Inc. ("DirectTeller") and Financial Institutions Partners III, L.P. ("FIP III").

Franklin is an Ohio chartered stock savings and loan headquartered in Cincinnati, Ohio. It was originally chartered in 1883 as the Green Street Number 2 Loan and Building Company. The business of Franklin consists primarily of attracting deposits from the general public and using those deposits, together with borrowings and other funds, to originate and purchase investments and real estate loans. Franklin operates seven banking offices in Hamilton County, Ohio through which it offers a full range of consumer banking services, including mortgage loans, home equity and commercial lines of credit, credit and debit cards, checking accounts, auto loans, savings accounts, automated teller machines, a voice response telephone inquiry system and an internet-based banking system which allows its customers to transfer funds between financial institutions, pay bills, transfer funds between Franklin accounts, download account and transaction information into financial management software programs and inquire about account balances and transactions. To generate additional fee income and enhance the products and services available to its customers, Franklin also offers annuities, mutual funds and discount brokerage services in its offices through an agreement with a third party broker dealer.

Franklin has one wholly owned subsidiary, Madison Service Corporation ("Madison"). Madison was formed in 1972 to allow Franklin to diversify into certain types of business that, by regulation, savings and loans were unable to enter. At the present time, Madison's assets consist solely of cash and interest-earning deposits. Its only sources of income are the interest earned on these deposits and the fees received as a result of the agreement with the third party broker dealer that provides the discount brokerage services at Franklin's offices.

First Franklin owns 51% of DirectTeller's outstanding common stock. DirectTeller was formed in 1989 by the Company and DataTech Services Inc. to develop and market a voice response telephone inquiry system to allow financial institution customers to access information about their accounts via the telephone and a facsimile machine. Franklin currently offers this service to its customers. The inquiry system is currently in operation at Intrieve Inc., a computer service bureau which offers the DirectTeller system to the savings and loans it services. The agreement with Intrieve gives DirectTeller a portion of the profits generated by the use of the inquiry system by Intrieve's clients. At the present time, DirectTeller is developing a new product that will compliment the current system.

FIP III is a limited partnership that invests in common stocks of financial institutions. The Company has invested $1,500,000 in the partnership. At December 31, 2001, the Company's pro-rata interest in the partnership, as estimated by Hovde Financial Inc., the general partner, had a net asset value of approximately $1.89 million. There is not a readily determinable market for First Franklin's ownership interest in this partnership. The partnership invests primarily in equity securities of publicly-traded financial institutions.

In January 2002, management and the Board of Directors reviewed the Company's strategic plan and established various strategic objectives for the next two years. The primary objectives of this plan are profitability, independence, capital adequacy and enhancing shareholder value. These objectives will be accomplished through commercial real estate loan growth, the use of technology to improve efficiency and/or customer service and maintaining interest rate risk at or above levels required by OTS.

During March 2001, Franklin opened a full service branch at 7944 Beechmont Avenue, Cincinnati, Ohio. In May 2001, Franklin acquired the property in the rear of its branch located at 11186 Reading Road, Cincinnati, Ohio so that it could construct at drive-thru facility with an ATM at that location. It is anticipated that the improvements to that branch will be completed by March 2002. Franklin currently has an agreement to sell its branch office located at 5115 Glenway Avenue, Cincinnati. A profit of approximately $300,000 will be realized on the sale of this property. This office will be moved approximately one mile to a property that Franklin will lease at 5791 Glenway. The new property has higher visibility and will allow Franklin to construct a full service branch with a drive-thru and an ATM, which is not possible at the current location. Operating expenses at this new office will be approximately $90,000 per year greater than the operating expenses at the current office.

Since the results of operations of Madison, DirectTeller and FIP III have not been material to the operations and financial condition of the Company, the following discussion focuses primarily on Franklin.

ASSET/LIABILITY MANAGEMENT

Asset and liability management is the process of balancing the risk and the return factors of a variety of financial decisions. Decisions must be made on the appropriate level of interest rate risk, prepayment risk and credit risk. In addition, decisions must be made on the pricing and duration of assets and liabilities and the amount of liquidity. The overall objective of the Company's asset and liability management policy is to maximize long-term profitability and return to its investors.

Managing interest rate risk is fundamental to banking. Financial institutions must manage the inherently different maturity and repricing characteristics of their lending and deposit products to achieve a desired level of earnings and to limit their exposure to changes in interest rates. Franklin is subject to interest rate risk to the degree that its interest-bearing liabilities, consisting principally of customer deposits and Federal Home Loan Bank advances, mature or reprice more or less frequently, or on a different basis, than its interest-earning assets, which consist of mortgage loans, mortgage-backed securities, consumer loans, corporate debt securities and U.S. Treasury and agency securities. While having liabilities that mature or reprice more rapidly than assets may be beneficial in times of declining interest rates, such an asset/liability structure may have the opposite effect during periods of rising interest rates. Conversely, having assets that reprice or mature more rapidly than liabilities may adversely affect net interest income during periods of declining interest rates.

In the low interest rate environment that prevailed throughout much of the 1990's, Franklin, like many financial institutions, was not able to attract a significant amount of long-term deposits as customers opted to pursue short-term investments so they would be poised to take advantage of rates when they did rise. As a result, Franklin experienced a shortening of the maturities of its liabilities. The low rates had the opposite effect on Franklin's assets, as consumers took advantage of the low rates to lock-in long-term mortgages. Although Franklin sold some of its fixed-rate mortgages during this period, timing considerations and other market conditions were not always conducive to a sale. Consequently, Franklin emerged from the 1990's with a significant mismatch between the repricing terms of its assets and liabilities. In May 2000, Franklin submitted an Interest Rate Risk Compliance Plan to the OTS containing many of the initiatives discussed below. If provisions of this plan are not complied with, the OTS can take actions which could limit Franklin's activities, growth or earnings. The major objective of the plan was to improve Franklin's Interest Rate Risk rating to "moderate risk" or better by December 31,2001. The objective was achieved during the first quarter of 2001. At the present time, Franklin remains under the provisions of the Plan, pending a decision from the OTS to release them from the Plan.

The following table utilizes the "net portfolio value" methodology to illustrate the impact on Franklin's net interest income of specified interest rate scenarios at December 31, 2001:

Change in interest rates (basis points)	Net interest income			Net portfolio value		
	Estimated $ value	$ Change from constant	% Change from constant	Estimated $ value	NPV ratio	Policy guidelines
	(Dollars in thousands)					
+300	$7,068	$1,130	19.02%	$ 12,491	4.62%	4.00%
+200	6,901	963	16.22%	15,555	5.64%	5.00%
+100	6,537	599	10.08%	18,470	6.55%	6.00%
0	5,938	0	0%	21,024	7.31%	6.75%
-100	5,089	(849)	(14.31)%	22,016	7.54%	7.50%

Net portfolio value (NPV) is the difference between the present value of Franklin's interest sensitive assets and the present value of its interest sensitive liabilities. With the NPV methodology, Franklin attempts to measure the change in net interest income that would result from a change in its net portfolio value in the event of an instantaneous shift in the Treasury yield curve of plus or minus 100, 200 and 300 basis points. In the current interest rate environment, an NPV is not calculated for a change of minus 200 or 300 basis points. The changes in the NPV and net interest income shown in the table were calculated using a simulation program. This simulation uses assumptions, which may or may not prove to be accurate, concerning interest rates, loan prepayment rates, growth, and the rollover of maturing assets and liabilities consistent with the current economic environment. These exposure estimates are not exact measures of Franklin's actual interest rate risk, but they are indicators of a sensitivity to changes in rates.

In response to the OTS' concerns about its interest rate risk position, during the fourth quarter of 1999, Franklin implemented several initiatives to improve its interest rate sensitivity. One initiative was to increase its capital position, which Franklin addressed by suspending the payment of dividends to the Company. The Company believes that alternative sources of funds are available for payment of dividends during 2002, if the OTS does not allow Franklin to reinstate the payment of dividends to the Company. A prolonged restriction on the payment of dividends from Franklin could adversely affect the amount of funds available to the Company in future years. Another initative was to lenghten the maturities of its liabilities, which Franklin undertook by emphasizing thirty-nine month and five year certificates of deposit by pricing those products more attractively, and to shorten the maturities of its assets, which Franklin has addressed by limiting the origination of fixed-rate mortgages for retention in the portfolio and emphasizing the origination of one, three, and five-year adjustable-rate mortgages. In addition, commercial and multi-family real estate loans originated have shorter maturities with balloon payments due in five years or less. More emphasis has been placed on the origination of home equity lines of credit and adjustable-rate second mortgages, which are normally originated at higher rates than first mortgage loans.

As a result of these initiatives, the composition of the loan portfolio has gone from 33% adjustable, 56% fixed and 11% balloons at December 31, 1999 to 60% adjustable, 30% fixed and 10% balloons at December 31, 2001. During the same time frame, core deposits have increased to 28% of total deposits from 24% at December 31, 1999 and certificates with original maturities of three years or more have increased to 40% of total deposits from 24% at December 31, 1999. Because adjustable-rate mortgage loans (ARMs) are normally originated at rates lower than fixed-rate loans and longer term certificates normally have higher rates than shorter term certificates, these initatives have had a negative impact on net interest income.

Although ARMs and adjustable rate mortgage-backed securities are more interest rate sensitive than fixed-rate loans, they are subject to certain limits on the periodic interest rate adjustments. In a period of rising interest rates, an ARM could reach a periodic adjustment cap while still at a rate below existing market rates. Likewise, this cap could limit the downward rate adjustment during a decline in rates, such as has occurred during 2001.

Another measure of the sensitivity of earnings to interest rate changes is the difference, or "gap," between the amount of assets and liabilities scheduled to reprice within the same period expressed as a percentage of assets, based on certain assumptions. Generally, the lower the amount of this gap, the less sensitive the Company's earnings are to interest rate changes. A positive gap means an excess of assets over liabilities repricing during the same period.

Certain shortcomings are inherent in the "gap" method of analysis presented below. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market interest rates. The table reflects estimates as to the periods to repricing at a particular point in time. Among the factors considered are current trends and historical repricing experience with respect to particular or similar products. For example, savings, money market and NOW accounts may be withdrawn at any time. Based on historical experience, it is assumed that while all customers in these account categories could withdraw their funds on any given day, they will not, even if market interest rates change substantially.

The table below sets forth Franklin's interest rate sensitivity gap as of December 31, 2001. As shown below, the one year cumulative gap is $68.00 million. This positive gap indicates that more assets are scheduled to reprice during the next year than liabilities. Generally, this would indicate that net interest income would decrease as rates decrease and conversely increase as rates rise. A prolonged period of falling interest rates could adversely affect the Company's earnings but could improve its interest rate risk position.

	3 months or less	4 to 6 months	7 to 12 months	1 to 3 years	3 to 5 years	5 to 10 years	10 to 20 years	>20 years	Total
				(In thousands)					
Assets:									
Real estate loans;									
One- to four-family									
Adjustable-rate	$20,874	19,161	21,366	14,193					75,594
Fixed-rate	3,054	2,912	5,423	17,175	11,663	15,035	4,942	554	60,758
Construction loans	1,748	128	350						2,226
Multi-family and non-residential									
Adjustable-rate	5,171	4,892	9,054	9,087					28,204
Fixed-rate	876	844	1,596	5,305	3,892	3,906			16,419
Consumer loans	12,721	170	307	599					13,797
Commercial loans	4,362	123	232	715					5,432
Mortgage-backed securities	6,501	3,656	4,140	4,398	1,612	872	62		21,241
Investments	23,566	-	195	2,340	12,122	3,885	5,837		47,945
Total rate sensitive assets	$78,873	31,886	42,663	53,812	29,289	23,698	10,841	554	271,616
Liabilities:									
Fixed maturity deposits	$18,788	20,999	28,580	50,686	32,623				151,676
Transaction accounts	520	504	957	3,249	2,487	3,957	3,072	1,096	15,842
Money market deposit accounts	469	454	864	2,933	2,245	3,573	2,772	990	14,300
Passbook accounts	741	716	1,363	4,627	3,543	5,637	4,374	1,562	22,563
Borrowings	2,401	2,496	5,568	15,367	3,210	16,809	762		46,613
Total rate sensitive liabilities	$22,919	25,169	37,332	76,862	44,108	29,976	10,980	3,648	250,994
Cumulative gap	$55,954	62,671	68,002	44,952	30,133	23,855	23,716	20,622	
Cumulative gap as percentage of total assets	20.13%	22.55	24.47	16.18	10.84	8.58	8.53	7.42	

In preparing the above table, it has been assumed that (i) adjustable-rate one- to four-family residential mortgage loans and mortgage-backed securities with a current market index (Treasury yields, LIBOR, prime) will prepay at an annual rate of 13% to 57%; (ii) adjustable-rate one- to four-family residential mortgage loans with a lagging market index (cost of funds, national average contract rate) will prepay at an annual rate of 10% to 31%; (iii) fixed-rate one- to four-family residential mortgage loans will prepay at annual rates of 7% to 62% depending on the stated interest rate and contractual maturity of the loan; (iv) the decay rate on deposit accounts is 3% to 25% per year; and (v) fixed-rate certificates of deposit will not be withdrawn prior to maturity.

ASSET QUALITY/CREDIT RISK

Credit risk refers to the potential for losses on assets due to a borrower's default or to a decline in the value of the collateral supporting that asset. Franklin has taken various steps to reduce credit risk and to maintain the quality of its assets. The lending program has been focused towards relatively low risk single-family first mortgage loans, which are underwritten using standards acceptable to the Federal Home Loan Mortgage Corporation. In the future, Franklin will place more emphasis on originating multi-family and commercial real estate mortgage loans. Generally, these types of loans have higher risk characteristics than single-family mortgage loans. As part of an on-going independent Quality Control program, a sample of the loans originated are reviewed, on a monthly basis, to confirm that underwriting standards have been followed. The results of these reviews are reported to the Chief Executive Officer. Franklin closely monitors delinquencies as a means of maintaining asset quality and reducing credit risk. Collection efforts begin with the delivery of a late notice fifteen days after a payment is due. All borrowers whose loans are more than thirty days past due are contacted by the Collection Manager in an effort to correct the problem.

The Asset Classification Committee meets on a regular basis, at least quarterly, to determine if all assets are being valued fairly and properly classified for regulatory purposes. All mortgage loans in excess of $500,000, borrowers with aggregate loans outstanding exceeding $1,000,000, consumer loans in excess of $50,000, and repossessed assets are reviewed annually. In addition, any loan delinquent more than ninety days is reviewed on a quarterly basis. Other assets are reviewed at the discretion of the committee members.

Non-performing assets include loans that have been placed on non-accrual status, accruing loans which are ninety days or more past due and repossessed assets. Loans are placed on non-accrual status when the collection of principal and/or interest becomes doubtful or legal action to foreclose has commenced. In addition, all loans, except one- to four-family residential mortgage loans, are placed on non-accrual status when the uncollected interest becomes greater than ninety days past due. Consumer loans more than ninety days delinquent are charged against the consumer loan allowance for loan losses unless payments are currently being received and it appears likely that the debt will be collected.

The following table sets forth Franklin's non-performing assets as of the dates indicated.

	At December 31,	
	2001	2000
	(In thousands)	
Non-accruing loans	$ 417	498
Accruing loans ninety days or more past due	677	516
Repossessed assets	96	-
Total non-performing assets	$ 1,190	1,014

As indicated by the table above, non-performing assets increased $176,000 during 2001. During 2002, the Company will continue to monitor the level of these assets and strive to reduce them.

Franklin maintains an allowance for possible losses on loans and repossessed assets. The Asset Classification Committee is responsible for maintaining this allowance at a level sufficient to provide for estimated losses based on known and inherent risks in the loan portfolio. General reserves are based on the Committee's continuing analysis of the pertinent factors underlying the quality of the loan portfolio. These factors include changes in the size and composition of the loan portfolio, actual loan loss experience, current and anticipated economic conditions, and detailed analysis of individual loans for which full collectibility may not be assured.

When available information confirms that specific loans or portions thereof are uncollectible, these loans are charged-off or specific reserves are established for the amount of the estimated loss. The existence of some or all of the following criteria will generally confirm that a loss has been incurred: the loan is significantly delinquent and the borrower has not evidenced the ability or intent to bring the loan current; the Company has no recourse to the borrower, or if it does, the borrower has insufficient assets to pay the debt; or the fair market value of the loan collateral is significantly below the current loan balance and there is no near-term prospect for improvement.

The following table is an analysis of the loss reserve activity on loans and repossessed assets during the past two years. In management's opinion, to the extent that economic and regulatory conditions remain constant, these reserves are adequate to protect Franklin against reasonably foreseeable losses.

	For the year ended December 31,	
	2001	2000
	(In thousands)	
Beginning balance	$ 1,060	976
Charge-offs		
One- to four-family	18	-
Multi-family	-	-
Non-residential	-	-
Consumer	-	-
	18	-
Recoveries		
One- to four-family	-	-
Multi-family	-	-
Non-residential	-	-
Consumer	-	-
	-	-
Net charge-offs	18	-
Additions charged to operations	65	84
Ending balance	$ 1,107	1,060
Ratio of net charge-offs to average loans outstanding	0.009%	0%
Ratio of net charge-offs to average non-performing assets	1.63%	0%

RESULTS OF OPERATIONS

Net income for 2001 was $1.15 million. This represents a 0.42% return on average assets and a 5.18% return on average stockholders' equity. Book value per share at December 31, 2001 was $13.75. Net income for the year ended December 31, 2000 was $1.46 million, which represents a return on average assets of 0.56% and a return on average stockholders' equity of 7.22%. Net income for the year ended December 31, 1999 was $1.41 million. The returns on average assets and average equity for 1999 were 0.59% and 6.95%, respectively. 1999 net income included a one-time recapture of a loan loss reserve of $108,000 ($0.06 per basic share) after taxes. Excluding the recapture of the loan loss reserve, 1999 net income was $1.30 million ($0.79 per basic share). The decrease in 2001 net income before taxes reflects a decrease in net interest income of $651,000, an increase of $477,000 in noninterest income and an increase in operating expenses of $332,000.

Net Interest Income. Net interest income, the difference between interest earned on interest-earning assets and the interest paid on interest-bearing liabilities, is the Company's primary source of earnings. The amount of net interest income depends on the volume of interest-earning assets and interest-bearing liabilities and the level of rates earned or paid on those assets or liabilities. The following table presents the interest income earned on average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities and their resultant costs. Average balances shown are the average of the month end balances for each category, non-accruing loans have been included as loans carrying a zero yield, and the unrealized gain or loss on available-for-sale securities has been excluded from the calculation of the average outstanding balance. The table indicates that net interest income decreased 10.6% during 2001 to $5.51 million from $6.16 million in 2000 due to a decrease in net earning assets from $17.77 million in 2000 to $14.07 million for 2001.

	2001			2000			1999		
	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate
					(Dollars in thousands)				
Interest-earning assets:									
Loans receivable (1)	$ 204,831	15,287	7.46%	188,531	14,203	7.53%	159,053	11,857	7.45%
Mortgage-backed securities(2)	29,675	1,963	6.61	47,095	3,152	6.69	52,325	2,907	5.56
Investments (2)	27,813	1,443	5.19	20,359	1,284	6.31	20,126	1,235	6.14
FHLB stock	3,667	245	6.68	2,677	192	7.17	1,886	132	7.00
Total interest-earning assets	$ 265,986	18,938	7.12%	258,662	18,831	7.28%	233,390	16,131	6.91%
Interest-bearing liabilities:									
Demand and NOW deposits	$ 28,334	545	1.92%	24,878	510	2.05%	23,797	513	2.16%
Savings deposits	21,745	599	2.75	20,836	586	2.81	22,052	613	2.78
Certificates of deposit	147,038	8,753	5.95	141,896	8,266	5.83	146,385	7,871	5.38
FHLB advances	54,804	3,533	6.45	53,281	3,310	6.21	25,071	1,266	5.05
Total interest-bearing liabilities	$ 251,921	13,430	5.33%	240,891	12,672	5.26%	217,305	10,263	4.72%
Net interest income		$ 5,508			6,159			5,868	
Interest rate spread			1.79%			2.02%			2.19%
Net earning assets	$ 14,065			17,771			16,085		
Net yield on average interest-earning assets			2.07%			2.38%			2.51%
Average interest-earning assets to average interest-bearing liabilities		1.06%			1.07%			1.07%	

(1) Calculated net of deferred loan fees, loans in process and loss reserves.
(2) Investments classified as available-for-sale included at amortized cost, not fair value.

Rate/Volume Analysis. The most significant impact on the Company's net interest income between periods relates to the interaction of changes in the volume of and rates earned or paid on interest-earning assets and interest-bearing liabilities. The following rate/volume analysis describes the extent to which changes in interest rates and the volume of interest related assets and liabilities have affected net interest income during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, the information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year's rate), (ii) changes in rate (change in rate multiplied by prior year's volume) and (iii) total changes in rate and volume. The combined effect of changes in both rate and volume, which cannot be separately identified, has been allocated proportionately to the change due to volume and the change due to rate.

During 2001, net interest income decreased $651,000 compared to a $291,000 increase during 2000. The income earned on assets increased $107,000, due to an increase in interest-earning assets of $7.32 million which was offset somewhat by a decline in the rates earned on total interest-earning assets from 7.28% to 7.12%. The decline in the yield on interest-earning assets reflects a decrease in the yield on loans from 7.53% to 7.46%, a decrease in the yield on mortgage-backed securities from 6.69% to 6.61% and a decrease in the yield on investments from 6.31% to 5.19%. The substantial decline in the yield earned on investments during 2001 is due to the early call of higher yielding securities which were replaced with securities having a lower yield or fed funds. During the same period, however, interest expense increased $758,000 due to an increase in the average cost of funds from 5.26% to 5.33% and an increase in average interest-bearing liabilities of $11.03 million. The increase in the average cost of funds reflects an increase in the cost of certificates from 5.83% to 5.95% and an increase in the cost of Federal Home Loan Bank ("FHLB") advances from 6.21% to 6.45% as a result of Franklin's efforts to lenghten liabilities to improve its interest rate risk.

	2001 vs 2000			2000 vs 1999		
	Increase (decrease) due to		Total increase	Increase (decrease) due to		Total increase
	Volume	Rate	(decrease)	Volume	Rate	(decrease)
			(In thousands)			
Interest income attributable to:						
Loans receivable (1)	$ 1,215	(131)	1,084	2,219	127	2,346
Mortgage-backed securities	(1,153)	(36)	(1,189)	(234)	479	245
Investments	308	(149)	159	14	35	49
FHLB stock	65	(12)	53	57	3	60
Total interest income	$ 435	(328)	107	2,056	644	2,700
Interest expense attributable to:						
Demand and NOW deposits$	$ 63	(28)	35	38	(41)	(3)
Savings deposits	25	(12)	13	(34)	7	(27)
Certificates of deposit	304	183	487	(230)	625	395
FHLB advances	96	127	223	1,697	347	2,044
Total interest expense	$ 488	270	758	1,471	938	2,409
Increase (decrease) in net interest income	$ (53)	(598)	(651)	585	(294)	291

(1) Includes non-accruing loans.

Average Yields and Rates Paid. The following table sets forth the average yields earned on loans and other investments and the average rate paid on savings accounts and borrowings and the interest rate spread at the end of each of the past three years.

	At December 31,		
	2001	2000	1999
Weighted average yield on:			
Loans receivable (1)	7.25%	7.70	7.44
Mortgage-backed securities	6.06	6.98	6.42
Investments (2)	3.77	6.28	6.29
FHLB stock	5.75	7.50	7.00
Combined weighted average yield on interest-earning assets	6.60	7.49	7.11
Weighted average rate paid on:			
Demand and NOW deposits	1.63	1.86	2.34
Savings deposits	2.31	2.82	2.75
Certificates of deposit	5.47	6.04	5.33
Borrowings	6.28	6.48	5.64
Combined weighted average rate paid on interest-bearing liabilities	4.82	5.48	4.81
Interest rate spread	1.78%	2.01	2.30

(1) Includes impact of non-accruing loans.
(2) Yields reflected have not been calculated on a tax equivalent basis.

Provision for Loan Losses. Management determines the amount of the loan loss provision each year based on previous loan loss experience, current economic conditions, the composition of the loan portfolio and the current level of loan loss reserves. Charges against current operations for loan loss reserves were $65,175 for 2001 and $84,150 for 2000. During the second quarter of 1999, additions to loss reserves were reduced by $163,300 due to the recapture of a specific reserve established in 1990 and 1991 against a renegotiated loan as a result of an unanticipated payoff of the loan. Excluding this recapture, 1999 charges against current operation were $60,000. Assets classified as substandard and loss at December 31, 2001 increased 107.50% to $1.65 million, while non-performing assets increased by 17.36% to $1.19 million. It is management's opinion that the level of reserves at December 31, 2001 is adequate to protect Franklin against reasonably foreseeable losses.

The foregoing statement is a "forward looking" statement within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended. Factors that could affect the adequacy of the allowance for loan losses include, but are not limited to, the following: (1) changes in the local and national economy which may negatively impact the ability of borrowers to repay their loans and which may cause the value of real estate and other properties that secure outstanding loans to decline; (2) unforeseen adverse changes in circumstances with respect to certain large borrowers; (3) decreases in the value of collateral securing consumer loans to amounts equal to or less than the outstanding balances of the loans; and (4) determinations by various regulatory agencies that Franklin must recognize additions to its provision for loan losses based on such regulators' judgment of information available to them at the time of their examinations.

Noninterest Income. Noninterest income was $1.15 million for 2001, compared to $670,000 for 2000 and $646,000 for 1999. Current year income included profits of $317,000 on the sale of mortgage and student loans, $48,000 profit on the sale of investments, service fees of $298,000 earned on checking and money market accounts, $11,000 income from Madison and $48,000 income from DirectTeller. Profits on the sale of loans and investments were $21,000 in 2000 and $90,000 in 1999. Noninterest income during 2000 and 1999 included service fees on checking and money market accounts of $249,000 and $232,000, respectively.

Noninterest Expense. Noninterest expense was $4.91 million, $4.58 million and $4.52 million for the years ended December 31, 2001, 2000 and 1999, respectively. As a percentage of average assets, total noninterest expenses were 1.78%, 1.74%, and 1.89% for the three years. The following table shows the major noninterest expense items and their percent of change during 2001 and 2000.

	2001	Percent increase (decrease)	2000	Percent increase (decrease)	1999
		(Dollars in thousands)			
Compensation	$ 1,825	3.9%	1,757	(1.7)%	1,788
Employee benefits	384	16.7	329	(6.0)	350
Office occupancy	644	7.3	600	(6.0)	638
FDIC insurance	93	36.8	68	(41.4)	116
Data processing	314	21.7	258	4.5	247
Marketing	306	(0.3)	307	56.6	196
Professional fees	130	(11.6)	147	48.5	99
Supervisory expense	138	26.6	109	6.9	102
Taxes, other than income	210	(1.4)	213	9.8	194
Other	865	9.8	789	(0.1)	790
Total	$4,909	7.3%	4,577	1.3%	4,520

Under Statement of Financial Accounting Standards ("SFAS") No. 91 certain loan origination costs can be capitalized against specific loans thus reducing compensation expense. These capitalized costs were $144,000, $131,000 and $167,000 during 2001, 2000 and 1999, respectively. The increase in FDIC insurance and supervisory expense during 2001 reflects the increased costs associated with the Interest Rate Risk Compliance Plan. The increase in employee benefits reflects the increased cost of health insurance and increased contributions to the employee pension plan. The increase in data processing expense reflects increased processing fees paid to our primary provider of data processing services.

Provision for Federal Income Taxes. Provisions for federal income taxes were $533,792, $707,525, and $685,560 in fiscal 2001, 2000 and 1999, respectively. The effective federal income tax rates for the years ended December 31, 2001, 2000, and 1999 were 31.8%, 32.6% and 32.7%, respectively. A reconciliation of statutory federal income tax rates to the effective federal income tax rates is shown in Note 12 of the Notes to Consolidated Financial Statements.

LIQUIDITY

Liquidity refers to the ability of a financial institution to generate sufficient cash to fund current loan demand, meet savings withdrawals and pay operating expenses. All financial institutions must manage their liquidity to meet anticipated funding needs at a reasonable cost, and have contingency plans to meet unanticipated funding needs or the loss of a funding source.

The Company's liquid assets consist of cash, cash equivalents and investment securities available for sale. Liquid assets increased $24.08 million to $45.37 million at December 31, 2001. The following discussion explains the cause of this substantial increase in liquid assets.

During 2001, the Company sold $7.48 million of mortgage-backed securities at a profit of $34,000. No investments were sold during 2000. In 1999 the Company sold $2.89 million of mortgage-backed securities at a profit of $21,000. The proceeds from the sales during 2001 were reinvested in corporate debt securities and federal funds.

The change in cash and cash equivalents is caused by one of three activities: operations, investing or financing. These activities are summarized below for the years ended December 31, 2001 and 2000.

	For the year ended December 31,	
	2001	2000
	(In thousands)	
Operating activities:		
Net income	$ 1,147	1,461
Adjustments to reconcile net income to net cash provided by operating activities	7,633	105
Net cash provided by operating activities	8,780	1,566
Net cash provided (used) by investing activities	10,499	(29,149)
Net cash provided by financing activities	412	25,246
Net increase (decrease) in cash and cash equivalents	19,691	(2,337)
Cash and cash equivalents at beginning of year	1,351	3,688
Cash and cash equivalents at end of year	$ 21,042	1,351

Operating activities include the sale of fixed-rate single-family mortgage loans of $22.17 million during 2001 and $3.08 million during 2000. The sale of fixed-rate loans allows Franklin to attempt to maintain an appropriate level of interest rate sensitivity in its loan portfolio during times when market conditions are not favorable for originating adjustable-rate loans. During 2001, interest rates on fixed-rate loans were substantially lower than rates experienced during the past few years, so consumer demand for fixed-rate loans was very strong and the demand for adjustable-rate loans weakened. Franklin has an agreement to sell all student loans which enter repayment to a third party. Sales of $373,400 at a profit of $5,700 occurred during 2001 compared to sales of $388,800 at a profit of $5,600 during 2000.

Loan receipts and disbursements are a major component of the Company's investing activities. Repayments on loans and mortgage-backed securities during the year ended December 31, 2001 totaled $67.15 million compared to $45.29 million during fiscal 2000. The increase in repayments is the result of lower interest rates which led to an increase in prepayments on mortgage loans and mortgage-backed securities. Loan disbursements, including loans originated for sale, during 2001 were $73.13 million compared to $76.15 million during 2000. Due to the strong loan demand that existed during 2001 and 2000, the Company did not purchase any mortgage-backed securities. During 2001, investment securities purchases were $22.92 million and maturities/calls were $18.53 million. No investment securities were purchased during 2000. Maturities of investment securities during the same period totaled $30,000. The increases in purchases and maturities are the result of lower interest rates during 2001, which caused the amount of securities called prior to maturity to increase substantially.

Financing activities include deposit account flows, the use of borrowed funds and the payment of dividends. Deposits increased $23.41 million to $208.94 million at December 31, 2001 from $185.53 million at December 31, 2000. Net of interest credited, deposits increased by $14.81 million during 2001 as compared to a $14.38 million decrease during 2000. During 2001, the Company attempted to lengthen the maturity of its certificates. As a result of this strategy, certificates with an original maturity of three years or more increased $11.44 million during the year. The table below sets forth the deposit flows by type of account, including interest credited, during 2001 and 2000.

	For the year ended December 31,	
	2001	2000
	(In thousands)	
Passbook deposits	$ 1,788	(111)
NOW / Super NOW deposits	2,980	319
MMDA deposits	6,162	(342)
Total	10,930	(134)

	For the year ended December 31,	
	2001	2000
	(In thousands)	
Certificates of deposit:		
7-31 day	206	(164)
91 day	165	(43)
Six month	2,764	(5,976)
One year	995	(4,416)
Eighteen month	(2,396)	(11,920)
Two year	(363)	(9,057)
Three year	(1,954)	(1,584)
Thirty-nine month	7,194	9,640
Five year	6,196	18,818
Jumbo certificates	(313)	(1,309)
Other	(16)	2
Total	12,478	(6,009)
Total deposit increase (decrease)	$ 23,408	(6,143)

Outstanding Federal Home Loan Bank advances decreased $22.49 million to $46.49 million at December 31, 2001. This decrease is the result of repayment of short-term borrowings with the proceeds from the sale of loans. See Note 8 of the Notes to the Consolidated Financial Statements for additional information on the outstanding advances.

Subject to certain limitations, based on its assets, Franklin is eligible to borrow an additional $93.36 million from the FHLB.

At December 31, 2001, Franklin had outstanding commitments to originate or purchase $3.06 million of mortgage loans or mortgage-backed securities, as compared to $2.82 million at December 31, 2000. During the next twelve months, approximately $68.37 million of certificates of deposit are scheduled to mature. Based on past history, it can be anticipated that the majority of the maturing certificates will either be renewed or transferred to other Franklin accounts. Management believes that the Company has sufficient cash flow and borrowing capacity to meet these commitments and maintain desired liquidity levels.

CAPITAL

The Company's capital supports business growth, provides protection to depositors, and represents the investment of stockholders on which management strives to achieve adequate returns. The capital adequacy objectives of the Company have been developed to meet these needs. These objectives are to maintain a capital base reasonably commensurate with the overall risk profile of the Company, to maintain strong capital ratios, and to meet all regulatory guidelines. Management believes that a strong capital base is instrumental in achieving enhanced stockholder returns over the long term.

The Company's stockholders' equity increased approximately $892,000 during 2001 from $21.31 million at December 31, 2000 to $22.20 million at the end of 2001. Book value per share increased to $13.75 at December 31, 2001 from $13.21 at the end of 2000. The increase in stockholders' equity is primarily the result of net income for the year of $1.15 million and an increase in unrealized gains on available-for-sale securities of $229,000, offset by dividends declared of $484,000. As a percentage of total assets, the Company's stockholders' equity was 7.94% and 7.67% at December 31, 2001 and 2000, respectively.

Dividends per share of $0.30 were declared in 2001 and 2000, resulting in payments of $484,000 in both 2001 and 2000. See Note 9 of the Notes to Consolidated Financial Statements for information regarding regulatory restrictions on dividend payments from Franklin to the Company.

For regulatory purposes, Franklin is subject to a leverage ratio (core capital) and a risk-based capital requirement.

	December 31, 2001					
Capital standard	Actual	Required	Excess	Actual	Required	Excess
	(Dollars in thousands)					
Core	$20,321	$11,107	$9,214	7.31%	4.00%	3.31%
Risk-based	21,243	13,926	7,317	12.20	8.00	4.20

RECENT ACCOUNTING PRONOUNCEMENTS

The following accounting pronouncements must be adopted by the Company in future years, in order to be in compliance with generally accepted accounting principles.

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", which requires all business combinations be accounted for under the purchase method. Use of the pooling-of-interest method is no longer permitted. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001.

Also in July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangibles", which requires that goodwill no longer be amortized to earnings, but instead be reviewed periodically for impairment. The change from amortization to impairment regarding goodwill will provide investors with greater transparency on the economic impact of goodwill on the financial position and results of operations. SFAS No. 142 is effective upon adoption, which will be January 1, 2002 for the Company.

SFAS No. 141 and 142 are not expected to have a material impact on the Company's financial position or results of operations.

CORPORATE INFORMATION

MARKET INFORMATION

The Company's common stock is traded in the over-the-counter market and is quoted on the Nasdaq National Market under the trading symbol "FFHS". As of February 28, 2002, there were approximately 395 stockholders of record, not including those shares held in nominee or street name through various brokerage firms or banks. The following table sets forth the high and low sales prices for the Company's common stock as reported on the Nasdaq National Market during the quarters indicated. At February 28, 2002, First Franklin's closing sale price as reported on the Nasdaq National Market was $10.47.

Stock prices for the quarter ended:	Low	High
March 31, 2000	$8.00	$12.13
June 30, 2000	7.88	9.38
September 30, 2000	8.28	11.00
December 31, 2000	7.19	9.00
March 31, 2001	8.00	9.75
June 30, 2001	8.63	10.60
September 30, 2001	9.30	10.50
December 31, 2001	9.55	11.00

DIVIDENDS

Dividends are paid upon the determination of the Company's Board of Directors that such payment is consistent with the short-term and long-term interests of the Company. The factors affecting this determination include the Company's current and projected earnings, operating results, financial condition, regulatory restrictions, future growth plans and other relevant factors. The Company declared dividends of $0.30 per share during 2001 and 2000.

The principal source of earnings for the Company on an unconsolidated basis is dividends paid by Franklin. The OTS imposes various restrictions on the ability of savings institutions, such as Franklin, to make capital distributions. Capital distributions include, without limitation, payments of cash dividends, repurchases and certain other acquisitions by an institution of its shares and payments to stockholders of another institution in an acquisition of such other institution. An application must be submitted and approval obtained (i) if the proposed distribution would cause total distributions for the calendar year to exceed net income for that year to date plus the institution's retained net income for the preceding two years; (ii) if the institution will not be at least adequately capitalized following the capital distribution; or (iii) if the proposed distribution will violate a prohibition contained in any applicable statute, regulation or agreement between the institution and the OTS (or FDIC), or violate a condition imposed in an OTS approved application or notice. As previously discussed, Franklin filed an Interest Rate Risk Compliance Plan with the OTS that states that dividends would not be paid to the Company without an OTS approved modification of the Plan.

If the subsidiary of a holding company is not required to file an application, it must file a notice with the OTS. During 2001 and 2000, Franklin did not pay dividends to the Company. There is no federal regulatory restriction on the payment of dividends by the Company. However, the Company is subject to the requirements of Delaware law which generally limit dividends to an amount equal to the excess of a corporation's net assets over paid in capital or, if there is no such excess, to its net profits for the current and immediately preceding fiscal year.

TRANSFER AGENT:
Fifth Third Bank, Cincinnati, Ohio

SPECIAL COUNSEL:
Vorys, Sater, Seymour and Pease LLP, Cincinnati, Ohio

ANNUAL MEETING:
The Annual Meeting of Stockholders will be held at the corporate office of the Company located at 4750 Ashwood Drive, Cincinnati, Ohio, on April 22, 2002 at 3:00 p.m.

FORM 10-KSB:
The Company's 2001 Annual Report on Form 10-KSB as filed with the Securities and Exchange Commission will be furnished without charge to any shareholder who contacts:

Investor Relations Department
First Franklin Corporation
4750 Ashwood Drive
P.O. Box 415739
Cincinnati, Ohio 45241
Or E-mail: dvoelpel@franklinsavings.com

Visit our Website:
www.franklinsavings.com

Clark, Schaefer, Hackett & Co.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

To the Board of Directors
of First Franklin Corporation and Subsidiary:

We have audited the consolidated balance sheets of First Franklin Corporation and Subsidiary as of December 31, 2001 and 2000 and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Franklin Corporation and Subsidiary as of December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
January 25, 2002

FIRST FRANKLIN CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

ASSETS

	December 31, 2001	December 31, 2000
Cash, including certificates of deposit and other interest-earning deposits of $16,140,000 and $160,000 at December 31, 2001 and 2000, respectively	$ 21,042,279	1,350,511
Investment securities:		
Securities available-for-sale, at market value (amortized cost of $24,514,395 and $20,161,974 at December 31, 2001 and 2000, respectively)	24,327,865	19,940,100
Mortgage-backed securities:		
Securities available-for-sale, at market value (amortized cost of $13,818,200 and $31,026,238 at December 31, 2001 and 2000, respectively)	14,096,904	30,992,891
Securities held-to-maturity, at amortized cost (market value of $7,617,639 and $11,228,909 at December 31, 2001 and 2000, respectively)	7,422,879	11,144,580
Loans receivable, net	202,554,962	206,040,437
Real estate owned, net	89,451	-
Investment in Federal Home Loan Bank of Cincinnati stock, at cost	3,795,700	3,350,900
Accrued interest receivable:		
Investment securities	301,800	176,516
Mortgage-backed securities	112,000	271,650
Loans receivable	1,035,889	996,022
Property and equipment, net	2,406,120	1,897,114
Other assets	2,510,147	1,532,951
	$ 279,695,996	277,693,672

LIABILITIES

	2001	2000
Savings accounts	$ 208,937,783	185,530,481
Federal Home Loan Bank advances	46,488,429	68,977,823
Advances by borrowers for taxes and insurance	1,309,091	1,330,444
Other liabilities	756,308	542,484
Total liabilities	257,491,611	256,381,232
Commitments (Notes 14 and 16)		

STOCKHOLDERS' EQUITY

	2001	2000
Preferred stock - $.01 par value, 500,000 shares authorized, none issued and outstanding	-	-
Common stock - $.01 par value, 2,500,000 shares authorized, 2,010,867 shares issued in 2001 and 2000.	13,406	13,406
Additional paid-in capital	6,189,237	6,189,237
Treasury stock, at cost - 396,994 shares in 2001 and 2000.	(3,888,112)	(3,888,112)
Retained earnings, substantially restricted	19,828,979	19,166,329
Accumulated other comprehensive income:		
Unrealized gain (loss) on available-for-sale securities, net of taxes of $31,300 and ($86,800) at December 31, 2001 and 2000, respectively	60,875	(168,420)
Total stockholders' equity	22,204,385	21,312,440
	$ 279,695,996	277,693,672

See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31,		
	2001	2000	1999
Interest income:			
Loans receivable	$ 15,287,278	14,202,622	11,856,552
Investment securities	1,386,356	1,466,367	1,268,353
Mortgage-backed securities	1,962,576	3,152,436	2,907,019
Other interest income	301,856	9,355	99,068
	18,938,066	18,830,780	16,130,992
Interest expense:			
Savings accounts	9,896,205	9,361,196	8,996,929
Borrowed funds	3,533,462	3,310,258	1,266,062
	13,429,667	12,671,454	10,262,991
Net interest income	5,508,399	6,159,326	5,868,001
Provision (credit) for loan losses	65,175	84,150	(103,300)
Net interest income after provision (credit) for loan losses	5,443,224	6,075,176	5,971,301
Noninterest income:			
Service fees on NOW accounts	298,104	249,157	231,757
Gain on loans sold	316,808	21,457	66,738
Gain on sale of investments	48,296	-	23,399
Other income	483,784	399,124	323,211
	1,146,992	669,738	645,105
Noninterest expense:			
Salaries and employee benefits	2,208,630	2,085,591	2,137,766
Occupancy	644,486	599,727	637,530
Federal deposit insurance premiums	92,919	68,029	116,475
Service bureau	313,718	257,591	247,341
Advertising	265,486	306,703	196,244
Taxes other than income taxes	205,432	213,120	194,260
Other	1,178,939	1,046,004	989,945
	4,909,610	4,576,765	4,519,561
Income before federal income taxes	1,680,606	2,168,149	2,096,845
Provision for federal income taxes	533,792	707,525	685,560
Net income	$ 1,146,814	1,460,624	1,411,285
Net income per common share:			
Basic	$ 0.71	0.90	0.85
Diluted	$ 0.71	0.90	0.85

See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Years ended December 31,	
	2001	2000	1999
Net Income	$ 1,146,814	1,460,624	1,411,285
Other comprehensive income, net of tax			
Unrealized gains (losses) on available-for-sale securities:			
Unrealized holding gains (losses) during the year	261,170	735,736	(983,763)
Less: Reclassification adjustment for (gains) losses on investments securities included in net income	(31,875)	-	(15,433)
Comprehensive income	$ 1,376,109	2,196,360	412,089

See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common stock	Additional paid-in capital	Treasury stock	Net unrealized gain(loss) on available-for-sale securities	Retained earnings
Balance, December 31, 1998	$ 13,406	6,189,237	(2,630,422)	95,040	17,273,849
Dividends declared ($.30) per common share					(495,084)
Change in net unrealized gains on securities available-for-sale, net of deferred tax of ($514,725)				(999,196)	
Purchase of treasury stock			(1,102,619)		
Net income for the year ended December 31, 1999					1,411,285
Balance, December 31, 1999	$ 13,406	6,189,237	(3,733,041)	(904,156)	18,190,050
Dividends declared ($.30) per common share					(484,345)
Change in net unrealized gains on securities available-for-sale, net of deferred tax of $378,975				735,736	
Purchase of treasury stock			(155,071)		
Net income for the year ended December 31, 2000					1,460,624
Balance December 31, 2000	$ 13,406	6,189,237	(3,888,112)	(168,420)	19,166,329
Dividends declared ($.30) per common share					(484,164)
Change in net unrealized gains on securities available-for-sale, net of deferred tax of $118,100				229,295	
Net income for the year ended December 31, 2001					1,146,814
Balance December 31, 2001	$ 13,406	6,189,237	(3,888,112)	60,875	19,828,979

See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,		
	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 1,146,814	1,460,624	1,411,285
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision (credit) for loan losses	65,175	84,150	(103,300)
Depreciation	179,171	159,342	170,917
Amortization	219,373	203,774	482,951
Deferred income taxes	38,413	-	56,733
Gain on sale of investments	(48,296)	-	-
Gain on sale of loans	(123,183)	(10,719)	(28,201)
FHLB stock dividends	(244,800)	(192,000)	(132,100)
(Increase) decrease in accrued interest receivable	(5,501)	(132,953)	75,915
(Increase) decrease in other assets	(66,616)	43,497	387,948
Increase in other liabilities	213,824	46,330	51,004
Other, net	94,116	(92,874)	(74,672)
Proceeds from sale of loans originated for sale	22,170,193	3,082,500	6,542,924
Disbursements on loans originated for sale	(14,858,574)	(3,085,700)	(6,559,948)
Net cash provided by operating activities	**8,780,109**	**1,565,971**	**2,281,456**
Cash flows from investing activities:			
Principal reductions on loans and mortgage-backed securities	67,147,307	45,288,263	57,478,441
Disbursements on mortgage and other loans originated for investment	(58,275,882)	(73,060,638)	(50,735,285)
Proceeds from sale of student loans	379,072	394,368	214,067
Purchase of investment securities:			
Available-for-sale	(22,916,358)	-	(10,384,014)
Proceeds from maturities/calls of investment securities:			
Available-for-sale	18,525,000	30,000	9,240,000
Purchase of mortgage-backed securities:			
Available-for-sale	-	-	(20,039,744)
Held-to-maturity	-	-	(4,950,178)
Proceeds from sale of mortgage-backed securities:			
Available-for-sale	7,528,306	-	2,910,250
Purchase of interest in limited partnership	(1,000,000)	(500,000)	-
Purchase of FHLB stock	(200,000)	(1,187,700)	(50,400)
Capital expenditures	(688,177)	(131,482)	(82,258)
Proceeds from sale of property and equipment	-	18,000	9,000
Net cash provided (used) by investing activities	**$ 10,499,268**	**(29,149,189)**	**(16,390,121)**

Continued

See accompanying notes to financial statements.

FIRST FRANKLIN CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS, Continued

	Years ended December 31,		
	2001	2000	1999
Cash flows from financing activities:			
Net increase (decrease) in deposits	$ 23,407,302	(6,142,136)	(10,588,775)
Purchase of treasury stock	-	(155,071)	(1,102,619)
Payment of dividends	(484,164)	(484,345)	(495,084)
Proceeds (repayment) of Federal Home Loan Bank advances, net	(22,489,394)	31,867,375	21,534,647
Increase (decrease) in advances by borrowers for taxes and insurance	(21,353)	159,936	79,148
Net cash provided by financing activities	412,391	25,245,759	9,427,317
Net increase (decrease) in cash	19,691,768	(2,337,459)	(4,681,348)
Cash at beginning of year	1,350,511	3,687,970	8,369,318
Cash at end of year	$ 21,042,279	1,350,511	3,687,970
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest, including interest credited to savings accounts	$ 13,422,109	12,691,909	10,226,540
Income taxes	$ 550,000	585,000	710,000
Supplemental disclosure of noncash activities:			
Real estate acquired in settlement of loans	$ 96,451	-	-
Change in unrealized gain (loss) on available-for-sale securities	$ 347,394	1,114,711	(1,513,921)

See accompanying notes to financial statements.

1. **Organization and Accounting Policies:**

The following describes the organization and the significant accounting policies followed in the preparation of these financial statements.

Organization

First Franklin Corporation (the Company) is a holding company formed in 1988 in conjunction with the conversion of Franklin Savings and Loan Company (Franklin Savings) from a mutual to a stock savings and loan association. The Company's financial statements include the accounts of its wholly-owned subsidiary, Franklin Savings, and Franklin Savings' wholly-owned subsidiary, Madison Service Corporation. All significant intercompany transactions have been eliminated in consolidation.

Franklin Savings is a state chartered savings and loan, operating seven banking offices in Hamilton County, Ohio through which it offers a full range of consumer banking services. Franklin Savings is a member of the Federal Home Loan Bank (FHLB) System, and is subject to regulation by the Office of Thrift Supervision (OTS), a division of the U.S. Government Department of the Treasury. As a member of the FHLB, Franklin Savings maintains a required investment in capital stock of the FHLB of Cincinnati.

Deposit accounts are insured within certain limitations by the Savings Association Insurance Fund (SAIF), which is administered by the Federal Deposit Insurance Corporation (FDIC). An annual premium is required by the SAIF for the insurance of such deposit accounts.

Franklin Savings conducts a general banking business in southwestern Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Company's profitability is significantly dependent on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by Franklin Savings can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash includes certificates of deposit and other interest-earning deposits.

Investment and Mortgage-Backed Securities

Investment and mortgage-backed securities are classified upon acquisition into one of three categories: held-to-maturity, available-for-sale, or trading (see Note 2).

Held-to-maturity securities are those debt securities that the Company has the positive intent and ability to hold to maturity and are recorded at amortized cost. Available-for-sale securities are those debt and equity securities that are available to be sold in the future in response to the Company's liquidity needs, changes in market interest rates, asset-liability management strategies, and other reasons. Available-for-sale securities are reported at fair value, with unrealized holding gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of applicable taxes. At December 31, 2001 and 2000, the Company did not hold any trading securities.

Gains and losses realized on the sale of investment securities are accounted for on the trade date using the specific identification method.

Loans Receivable

Loans receivable are stated at unpaid principal balance, less the allowance for loan losses and net of deferred loan origination fees and discounts.

1. **Organization and Accounting Policies, Continued:**

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. Changes in the overall local economy in which the Company operates may impact the allowance for loan losses.

Loans, including impaired loans, are generally classified as non-accrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well-secured and in the process of collection. Loans that are on a current payment status or past due less than 90 days may also be classified as non-accrual if repayment in full of principal and/or interest is in doubt.

Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance by the borrower, in accordance with the contractual terms of interest and principal. While a loan is classified as non-accrual, interest income is generally recognized on a cash basis.

A loan is defined as impaired when based on on current information and events; it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Company considers its investment in one to-four family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification of impairment. With respect to the Company's investment in non-residential and multi-family residential real estate loans the evaluation of impairment on such loans is based on the lower of cost or fair value of the underlying collateral.

The Company sells loans in the secondary market. Mortgage loan sales totaled $22,170,193 and $3,082,500 during 2001 and 2000. Mortgage loan sales in 2001 included $7.2 million of loans sold out of the mortgage loan portfolio as part of the Company's Interest Rate Risk Compliance Plan (see Note 10). The amount of loans held for sale at December 31, 2001 and 2000 is not material to the loan portfolio and thus is not reported separately in the Company's balance sheet. It is generally management's intention to hold all other loans originated to maturity or earlier repayment.

The Company defers all loan origination fees, net of certain direct loan origination costs, and amortizes them over the life of the loan as an adjustment of yield.

Real Estate Owned

Real estate owned is initially carried at fair value less cost to sell at the date acquired in settlement of loans (the date the Company takes title to the property). Valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its estimated fair value at the acquisition date. Costs relating to the holding of such properties are expensed as incurred.

Property and Equipment

Land is carried at cost. Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the related assets. The cost of leasehold improvements is amortized using the straight-line method over the terms of the related leases.

Income Taxes

Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings Per Common Share

Earnings per common share have been computed on the basis of the weighted average number of common shares outstanding, and, when applicable, those stock options that are dilutive.

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates used in the preparation of the financial statements are based on various factors including the current interest rate environment and the general strength of the local economy. Changes in the overall interest rate environment can significantly affect the Company's net interest income and the value of its recorded assets and liabilities. Actual results could differ from those estimates used in the preparation of the financial statements.

2. Investment and Mortgage-Backed Securities:

The amortized cost and estimated market values of investment securities are as follows:

	December 31, 2001			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
Available-for-sale:				
U.S. Treasury securities and obligations of U.S.Government corporations and agencies	$ 9,491,667	104,178	132,345	9,463,500
Corporate debt securities	13,555,845	14,516	218,681	13,351,680
Obligations of states and municipalities	1,466,883	49,428	3,626	1,512,685
	$ 24,514,395	**168,122**	**354,652**	**24,327,865**

	December 31, 2000			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
Available-for-sale:				
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$ 18,995,307	5,686	265,438	18,735,555
Obligations of states and municipalities	1,166,667	37,878	-	1,204,545
	$ 20,161,974	**43,564**	**265,438**	**19,940,100**

The amortized cost and estimated market value of investment securities at December 31, 2001, by contractual maturity, are shown below. Expected maturities may differ from contractual maturity because issuers may have the right to call obligations at par.

	Amortized cost	Estimated market value
Available-for-sale:		
Due in one year or less	$ 330,042	336,762
Due after one year through five years	14,460,439	14,336,562
Due after five years through ten years	3,885,770	3,757,925
Due after ten years	5,838,144	5,896,616
	$ 24,514,395	**24,327,865**

2. Investment and Mortgage-Backed Securities, Continued:

The detail of interest and dividends on investment securities (including dividends on FHLB stock) is as follows:

	Years ended December 31, 2001	2000	1999
Taxable interest income	$ 1,075,761	1,208,806	1,082,835
Nontaxable interest income	65,699	65,342	53,185
Dividends	244,896	192,219	132,333
	$ 1,386,356	1,466,367	1,268,353

The amortized cost and estimated market values of mortgage-backed securities are as follows:

December 31, 2001	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
Available-for-sale:				
FHLMC certificates	$ 777,719	23,180	-	800,899
FNMA certificates	5,699,094	180,565	104	5,879,555
GNMA certificates	4,841,387	78,438	-	4,919,825
Collateralized mortgage obligations	2,500,000	-	3,375	2,496,625
	$ 13,818,200	282,183	3,479	14,096,904
Held-to-maturity:				
FHLMC certificates	$ 2,312,238	63,453	-	2,375,691
FNMA certificates	2,599,886	39,850	-	2,639,736
GNMA certificates	2,510,755	91,457	-	2,602,212
	$ 7,422,879	194,760	-	7,617,639

December 31, 2000	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
Available-for-sale:				
FHLMC certificates	$ 4,905,318	10,748	79,131	4,836,935
FNMA certificates	8,468,255	65,740	25,542	8,508,453
GNMA certificates	12,539,725	68,963	11,405	12,597,283
Collateralized mortgage obligations	5,112,940	-	62,720	5,050,220
	$ 31,026,238	145,451	178,798	30,992,891
Held-to-maturity:				
FHLMC certificates	$ 3,198,578	32,648	-	3,231,226
FNMA certificates	3,471,538	-	38,843	3,432,695
GNMA certificates	4,474,464	90,524	-	4,564,988
	$ 11,144,580	123,172	38,843	11,228,909

3. **Loans Receivable:**

The Company primarily originates single family real estate loans in southwestern Ohio. Loans are originated on the basis of credit policies established by the Company's management and are generally collateralized by first mortgages on the properties. Management believes that the Company has a diversified loan portfolio and there are no credit concentrations other than in residential real estate.

Loans receivable, net, consists of the following:

	December 31,	
	2001	2000
First mortgage loans:		
Principal balances:		
Collateralized by one- to four-family residences	$ 137,242,397	158,833,908
Collateralized by multi-family properties	13,707,584	12,505,819
Collateralized by other properties	29,923,446	22,942,111
Construction loans	8,501,600	7,472,616
	189,375,027	201,754,454
Less:		
Undisbursed portion of construction loans	(5,270,302)	(3,486,269)
Net deferred loan origination (fees) costs	(83,081)	61,830
Unearned premiums	-	1,227
Total first mortgage loans	184,021,644	198,331,242
Consumer and other loans:		
Principal balances:		
Consumer loans	3,042,627	1,651,631
Lines of credit	15,142,165	5,882,378
Loans on savings accounts	488,322	531,048
Student loans	959,935	704,186
Total consumer and other loans	19,633,049	8,769,243
Less allowance for loan losses	(1,099,731)	(1,060,048)
	$ 202,554,962	206,040,437

Activity in the allowance for loan losses is summarized as follows:

	Years ended December 31,		
	2001	2000	1999
Balance, beginning of year	$ 1,060,048	975,898	1,091,867
Provision for loan losses	65,175	84,150	60,000
Charge-offs and recoveries, net	(25,492)	-	(12,669)
Recovery of specific reserve	-	-	(163,300)
Balance, end of year	$ 1,099,731	1,060,048	975,898

It is the opinion of management that adequate provisions have been made for anticipated losses in the loan portfolio. At December 31, 2001 and 2000 the recorded investment in loans for which impairment has been recognized was immaterial to the Company's financial statements.The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral.

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans were approximately $56,654,000, $47,997,000 and $50,881,000 at December 31, 2001, 2000 and 1999, respectively.

Mortgage servicing rights of $199,297, $7,538 and $78,960 were capitalized in 2001, 2000 and 1999, respectively. The fair value of mortgage servicing rights approximates the current book value as of December 31, 2001 and 2000. The carrying value of the Company's servicing rights totaled approximately $309,000 and $229,000 at December 31, 2001 and 2000. Amortization of mortgage-servicing rights was $119,169, $86,152 and $111,975 for 2001, 2000 and 1999, respectively.

4. Real Estate Owned:

Real estate owned consists of the following:

	December 31,	
	2001	2000
Real estate owned	$ 96,451	-
Less: allowance for losses	(7,000)	-
	$ 89,451	-

Activity in the allowance for losses on real estate owned is summarized as follows:

	Years ended December 31,	
	2001	2000
Balance, beginning of year	$ -	-
Write-down of property	7,000	-
Balance, end of year	**$ 7,000**	-

5. Property and Equipment:

Property and equipment, net, consists of the following:

	December 31,	
	2001	2000
Buildings and improvements	$ 1,599,289	1,599,288
Leasehold improvements	1,035,033	1,028,992
Furniture, fixtures and equipment	1,842,976	1,726,708
	4,477,298	4,354,988
Accumulated depreciation and amortization	(3,156,294)	(2,997,305)
	1,321,004	1,357,683
Land	1,085,116	539,431
	$ 2,406,120	1,897,114

6. Other Assets:

Included in other assets as of December 31, 2001 and 2000 is a $1,500,000 and $500,000 investment in Financial Institutions Partners III, L.P. recorded under the cost method. The net asset value of the Company's pro-rata interest in the partnership as estimated by Hovde Financial Inc., the general partner, is approximately $1,890,000 and $631,000 at December 31, 2001 and 2000. There is not a readily determinable market for ownership interests in this investment. The partnership invests primarily in equity securities of publicly-traded financial institutions.

7. Savings Accounts:

Savings accounts consist of the following:

	December 31, 2001			December 31, 2000		
	Weighted average rate	Amount	Percent of deposits	Weighted average rate	Amount	Percent of deposits
Passbooks	2.31%	$ 22,563,402	10.8%	2.82%	$ 20,775,074	11.2%
NOW accounts and variable rate money market savings and checking accounts	1.63	34,698,131	16.6	1.86	25,557,793	13.8
		57,261,533	27.4		46,332,867	25.0
Certificates:						
1-6 month	3.24	13,537,453	6.5	5.20	10,401,571	5.6
1 year	4.38	23,799,156	11.4	5.64	22,803,853	12.3
18 month	5.28	15,255,866	7.3	5.91	17,652,121	9.5
18 month - 5 years	6.02	52,227,635	25.0	6.15	47,370,329	25.5
5-8 years	6.35	43,732,276	20.9	6.47	37,532,816	20.2
Jumbos	2.76	3,123,864	1.5	5.59	3,436,924	1.9
		151,676,250	72.6		139,197,614	75.0
Total savings accounts		**$ 208,937,783**	**100.0%**		**$ 185,530,481**	**100.0%**

At December 31, 2001, scheduled maturities of certificate accounts are as follows:

2002	$ 68,366,514
2003	36,642,695
2004	14,042,977
2005	24,619,752
2006	8,004,312
	$ 151,676,250

Interest and dividends paid and accrued on deposits, net of penalties assessed depositors exercising early certificate withdrawal privileges, are as follows:

	Years ended December 31,		
	2001	2000	1999
Passbooks	$ 598,593	586,187	612,638
NOW and money market accounts	544,723	510,105	512,567
Certificates	8,752,889	8,264,904	7,871,724
	$ 9,896,205	9,361,196	8,996,929

Certificates of deposit with balances of $100,000 or more totaled approximately $27,943,000 and $23,555,000 at December 31, 2001 and 2000, respectively.

8. **Federal Home Loan Bank Advances:**

FHLB advances at December 31, 2001 consist of the following:

Maturing during	Average interest rate	Outstanding balance
2002	6.72%	$ 500,000
2003	7.10	14,036,190
2004	5.73	5,948,361
2005	7.36	1,000,000
2006	8.15	130,330
2007-2011	6.10	23,755,092
Thereafter	1.50	1,118,456
	6.28%	$ 46,488,429

At December 31, 2001 the Company's FHLB advances were all fixed rate advances.

The advances require principal payments as follows:

2002	$ 10,345,469
2003	13,782,580
2004	1,579,169
2005	2,213,333
2006	997,154
Thereafter	17,570,724
	$ 46,488,429

As collateral for the advances, the Company has pledged mortgage loans equal to or greater than 135% of the outstanding balance.

9. **Stockholders' Equity:**

Retained earnings are restricted by regulatory requirements and federal income tax requirements.

In connection with the insurance of savings deposits by SAIF, Franklin Savings is required to maintain specified capital levels based on OTS regulations (see Note 10). At December 31, 2001, the most restrictive required level of capital to satisfy regulatory requirements was approximately $13,926,000.

Prior to 1996 Franklin Savings was allowed a special bad debt deduction, generally limited to 8% of otherwise taxable income, and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at December 31, 2001, include approximately $3,167,000 for which federal income taxes have not been provided. The approximate amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $1,050,000 at December 31, 2001.

A bill repealing the thrift bad debt reserve was signed into law and was effective for taxable years beginning after December 31, 1995. All savings banks and thrifts are required to account for tax reserves for bad debts in the same manner as banks. Such entities with assets less than $500 million are required to maintain a moving average experience based reserve and no longer will be able to calculate a reserve based on a percentage of taxable income.

Tax reserves accumulated after 1987 were automatically subject to recapture. The recapture will occur in equal amounts over six years beginning in 1997 and can be deferred up to two years, depending on the level of loans originated. The tax law change has no effect as the Company has had no increase in tax reserves accumulated after 1987. Pre-1988 tax reserves will not have to be recaptured unless the thrift or successor institution liquidates, redeems shares or pays a dividend in excess of earnings and profits.

Payment of dividends on the common stock of the Company could be subject to the availability of funds from dividend distributions of Franklin Savings, which are subject to various restrictions. The OTS imposes various

9. Stockholders' Equity, Continued:

restrictions on the ability of savings institutions, such as Franklin, to make capital distributions. Capital distributions include, without limitation, payments of cash dividends, repurchases and certain other acquisitions by an institution of its shares and payments to stockholders of another institution in an acquisition of such other institution. An application must be submitted and approval obtained (i) if the proposed distribution would cause total distributions for the calendar year to exceed net income for that year to date plus the institution's retained net income for that year to date, plus the retained net income for the preceding two years; (ii) if the institution will not be at least adequately capitalized following the capital distribution; or (iii) if the proposed distribution will violate a prohibition contained in any applicable statute, regulation or agreement between the institution and the OTS (or FDIC), or violate a condition imposed in an OTS approved application or notice. If the subsidiary of a holding company is not required to file an application, it must file a notice with the OTS. The amount of any dividends cannot reduce the Company's capital below the liquidation account discussed below.

In accordance with regulatory requirements, Franklin Savings established a special "Liquidation Account" for the benefit of certain savings account holders in an amount equal to the regulatory capital of Franklin Savings as of September 30, 1987 of $8.1 million. In the event of a complete liquidation of Franklin Savings, each eligible account holder would be entitled to his interest in the Liquidation Account prior to any payment to holders of common stock, but after payments of any amounts due to the creditors of Franklin Savings (including those persons having savings accounts with Franklin Savings). The amount of the Liquidation Account is subject to reduction as a result of savings account withdrawals by eligible account holders after the conversion. Any assets remaining after the payments of creditors and the above liquidation rights of eligible account holders would be distributed to the holders of common stock in proportion to their stock holdings.

The Company has a stock option plan (the 1997 Stock Option and Incentive Plan) for officers, key employees and directors, under which options to purchase the Company's common shares are granted at a price no less than the fair market value of the shares at the date of the grant. Options could be exercised during a term to be determined by a committee appointed by the Board of Directors, but in no event more than ten years from the date they are granted. The Company has authorized the issuance of 175,984 common shares under the plan.Transactions involving the Plan are summarized as follows:

	2001	2000	1999
Options outstanding at beginning of year	165,610	152,217	128,475
Granted	45,012	62,070	67,275
Canceled/Forfeited	(34,638)	(48,677)	(43,533)
Exercised	-	-	-
Options outstanding at end of year	**175,984**	**165,610**	**152,217**

All options have an exercise price between $7.75 and $19.80. The options granted vest over a three year period from the date of grant and the Company has implemented certain performance goals for the grants to be exercisable. The Company did not meet the performance goals for 2001, 2000 and 1999 thereby reducing the 2000, 1999 and 1998 options by 50%.

The Company will establish a stock option plan (the 2001 Stock Option and Incentive Plan) for officers, key employees and directors, under which options to purchase the Company's common shares are granted at a price no less than the fair market value of the shares at the date of the grant. The plan is subject to ratification by the shareholders at the 2002 Annual Meeting. Options could be exercised during a term to be determined by a committee appointed by the Board of Directors, but in no event more than ten years from the date they are granted. The Company has authorized the issuance of up to approximately 161,000 common shares under the plan.Transactions involving the Plan are summarized as follows:

9. **Stockholders' Equity, Continued:**

	2001
Options outstanding at beginning of year	-
Granted	20,538
Canceled/Forfeited	-
Exercised	-
Options outstanding at end of year	**20,538**

All options granted under the 2001 plan have an exercise price between $10.14 and $11.15. The options granted vest over a three year period from date of grant and the Company has implemented certain performance goals for the grants to be exercisable.

The Company applies Accounting Principles Board (APB) Opinion 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for its option plan. Accordingly, no compensation cost has been recognized. Had compensation cost for the Company's stock-based compensation plan been determined based on the fair value at the grant dates for the awards under those plans consistent with the method of SFAS Statement 123, Accounting for Stock-Based Compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

Net income:	2001	2000	1999
As reported	$ 1,146,814	1,460,624	1,411,285
Additional compensation cost	104,025	222,340	190,076
Pro forma net income	1,042,789	1,238,284	1,221,209
Basic earnings per share:			
As reported	$ 0.71	0.90	0.85
Pro forma earnings per share	0.65	0.77	0.73

The fair value and pro forma income information calculated for options granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for 2001, 2000, and 1999 respectively: expected volatility of .11 percent, .30 percent, and .35 percent, risk free interest rates of 5.3 percent, 5.3 percent, and 6.9 percent, dividend yields of .30 percent, .30 percent, and .30 percent, and for all years, expected lives of ten years.

10. **Regulatory Matters:**

The OTS has promulgated regulations implementing uniform minimum capital requirements and capital adequacy standards for federally insured savings associations. At December 31, 2001, the capital standards include a 4% tier 1 capital requirement and a risk-based capital requirement (computed on a risk-adjusted asset base) of 8.0%. At December 31, 2001, Franklin Savings meets each of the capital requirements as follows:

	Computed regulatory requirements	Franklin's computed capital	Franklin's computed capital as a percent of total assets or risk-adjusted assets
Tier 1 capital	$11,107,000	20,321,000	7.31%
Risk-based capital	13,926,000	21,243,000	12.20%

In May 2000, Franklin Savings submitted an Interest Rate Risk Complinace Plan (Plan) to the OTS containing various provisions to reduce its interest rate risk. If provisions of the Plan are not complied with, the OTS can take action which could limit Franklin's activities, growth or earnings. The major objective of the Plan was to increase Franklin's interest rate risk rating to "moderate" as determined by current OTS regulations. At the present time, Franklin remians under the provisions of the Plan. Management believes that they have complied with the Plan and achieved its stated goals as of the first quarter of 2001 and maintained that position.

11. Fair Values of Financial Instruments:

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", requires that the Company disclose estimated fair values for its financial instruments. The following methods and assumptions were used to estimate the fair value of the Company's financial instruments.

Cash and Cash Equivalents and Investment in FHLB Stock

The carrying value of cash and cash equivalents and the investment in FHLB stock approximates those assets' fair value.

Investment and Mortgage-Backed Securities

For investment securities (debt instruments) and mortgage-backed securities, fair values are based on quoted market prices, where available. If a quoted market price is not available, fair value is estimated using quoted market prices of comparable instruments.

Loans Receivable

The fair value of the loan portfolio is estimated by evaluating homogeneous categories of loans with similar financial characteristics. Loans are segregated by types, such as residential mortgage, commercial real estate, and consumer. Each loan category is further segmented into fixed and adjustable rate interest terms, and by performing and nonperforming categories.

The fair value of performing loans, except residential mortgage loans, is calculated by discounting contractual cash flows using estimated market discount rates which reflect the credit and interest rate risk inherent in the loan. For performing residential mortgage loans, fair value is estimated by discounting contractual cash flows adjusted for prepayment estimates using discount rates based on secondary market sources. The fair value for significant nonperforming loans is based on recent internal or external appraisals. Assumptions regarding credit risk, cash flow, and discount rates are judgmentally determined by using available market information.

Savings Accounts

The fair values of passbook accounts, NOW accounts, and the money market savings and demand deposits equal their carrying values. The fair value of fixed-maturity certificates of deposit is estimated using a discounted cash flow calculation that applies interest rates currently offered for deposits of similar remaining maturities.

FHLB Advances

Rates currently available to the Company for advances with similar terms and remaining maturities are used to estimate the fair value of existing advances.

Commitments to Extend Credit

The fair value of commitments to extend credit approximates the contractual amount due to the comparability of current levels of interest rates and the committed rates.

The estimated fair values of the Company's financial instruments at December 31, 2001 and 2000 are as follows:

	December 31, 2001		December 31, 2000	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:				
Cash and cash equivalents	$ 21,042,279	21,042,279	1,350,511	1,350,511
Investment securities	24,327,865	24,327,865	19,940,100	19,940,100
Mortgage-backed securities	21,519,783	21,715,000	42,137,471	42,222,000
Loans receivable	202,554,962	202,952,000	206,040,437	204,644,000
Investment in FHLB stock	3,795,700	3,795,700	3,350,900	3,350,900

	December 31, 2001		December 31, 2000	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities:				
Savings accounts	208,937,783	213,076,000	185,530,481	185,947,000
FHLB advances	46,488,429	46,488,000	68,977,823	68,622,000

	December 31, 2001		December 31, 2000	
	Contractual amount	Fair value	Contractual amount	Fair value
Unrecognized financial instruments:				
Commitments to extend credit	$ 3,063,000	3,063,000	2,819,000	2,819,000
Unfunded construction loans	5,270,000	5,270,000	3,486,000	3,486,000
Undisbursed home equity and commercial lines of credit	5,893,000	5,893,000	2,981,000	2,981,000

12. Federal Income Taxes:

The components of income tax expense are as follows:

	Years ended December 31,		
	2001	2000	1999
Federal:			
Current	$ 495,379	707,525	628,830
Deferred	38,413	-	56,730
	$ 533,792	**707,525**	**685,560**

Total income tax expense differed from the amounts computed by applying the federal statutory tax rates to pretax income as follows:

	Years ended December 31,		
	2001	2000	1999
Tax at statutory rates	$ 571,406	737,170	712,927
Benefit of tax exempt interest	(15,846)	(16,014)	(12,000)
Other	(21,768)	(13,631)	(15,367)
	$ 533,792	**707,525**	**685,560**

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

	Years ended December 31,	
	2001	2000
Deferred tax asset arising from:		
Allowance for loan losses	$ 402,800	380,700
Deferred loan fees and costs	32,500	51,100
Depreciation	47,500	52,100
Unrealized loss on securities	-	86,800
Investment in partnership	80,530	34,000
Other, net	40,970	41,500
Total deferred tax assets	604,300	646,200
Deferred tax liability arising from:		
FHLB stock	(558,500)	(475,200)
Unrealized gain on securities	(31,300)	-
Total deferred tax liabilities	(589,800)	(475,200)
Net deferred tax asset	$ 14,500	171,000

Net deferred tax assets and federal income tax expense in future years can be significantly affected by changes in enacted tax rates.

13. Benefit Plans:

The Company has a noncontributory defined contribution plan and an employee stock ownership plan which cover substantially all full-time employees after attaining age twenty-one and completing one year of service.

In 1996 the Company implemented a non-contributory defined contribution plan. The Company makes an annual contribution to the plan equal to 10% of the eligible employees' compensation. Total expense under this defined contribution plan was $166,400, $126,402 and $139,498 for the years ended December 31, 2001, 2000 and 1999, respectively.

The Company also has an employee stock ownership plan (ESOP). Each participant is assigned an account which is credited with cash and shares of common stock of the Company based upon compensation earned, subject to vesting on a graduated scale over six years. Contributions to the ESOP are made by the Company and can be in the form of either cash or common stock of First Franklin. The Company contributed $100,000 to the ESOP in 2001, 2000 and 1999. At December 31, 2001, the ESOP is not leveraged, and all shares are allocated or committed to be allocated. All ESOP shares are considered outstanding for purposes of computing earnings per share for 2001, 2000, and 1999. The Company's policy is to charge to expense the amount contributed to the ESOP. At December 31, 2001, the ESOP held 161,257 allocated shares and 10,367 shares committed to be allocated.

14. Lease Commitments:

The Company, as lessee, leases certain facilities under operating leases which expire over the next ten years, with renewal options.

The following is a schedule, by years, of future minimum rental payments required under operating leases during the remaining non-cancelable portion of the lease terms:

Year ending December 31:	
2002	$ 136,144
2003	136,691
2004	81,475
2005	36,710
2006	15,972
Thereafter	53,240
	$ 460,232

Rent expense was $141,306, $121,332 and 152,654 in 2001, 2000 and 1999, respectively.

The Company, as lessor, leases a portion of its administrative office under an operating lease which expires October 2002 with renewal options.

The following is a schedule, by years, of future minimum rental income required under the operating lease during the remaining non-cancelable portion of the lease term:

Year ending December 31:	
2002	**$ 87,090**

15. Loans to Related Parties:

Certain officers and directors of the Company, including their families, had loans outstanding exceeding $60,000 individually during the three-year period ended December 31, 2001. The following is an analysis of the activity of such loans for the years indicated:

	Years ended December 31,		
	2001	2000	1999
Balance, beginning of year	$ 1,740,655	1,953,674	1,943,843
Loans originated	21,595	22,812	1,292,335
Repayments	(45,492)	(77,521)	(1,282,504)
Loans under threshold	(58,302)	-	-
Employment changes	-	(158,280)	-
Balance, end of year	**$ 1,658,456**	**1,740,655**	**1,953,674**

16. Loan Commitments:

In the ordinary course of business, the Company has various outstanding commitments to extend credit that are not reflected in the accompanying consolidated financial statements. These commitments involve elements of credit risk in excess of the amount recognized in the balance sheet.

The Company uses the same credit policies in making commitments for loans as it does for loans that have been disbursed and recorded in the consolidated balance sheet. The commitment generally requires that the borrower provide collateral which generally consists of a first mortgage on improved or unimproved real estate, when performance under the contract occurs.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some portion of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Certain of these commitments are for fixed rate loans, and, therefore, their value is subject to market risk as well as credit risk.

At December 31, 2001, the Company's total commitment to extend credit was approximately $3,063,000, and the Company had commitments to disburse construction loans of approximately $5,270,000. The Company also had undisbursed lines of credit on consumer and commercial loans of approximately $5,893,000.

17. First Franklin Corporation - Parent Company Only Financial Information:

The following condensed balance sheets as of December 31, 2001 and 2000 and condensed statements of income and cash flows for each of the three years in the period ended December 31, 2001 for First Franklin Corporation should be read in conjunction with the consolidated financial statements and notes thereto.

CONDENSED BALANCE SHEETS

ASSETS

	December 31,	
	2001	2000
Cash	$ 137,239	143,346
Investment in Franklin Savings	20,386,236	18,992,955
Loans to Franklin Savings	125,000	625,000
Other assets	1,791,114	1,748,381
	$ 22,439,589	**21,509,682**

17. First Franklin Corporation - Parent Company Only Financial Information, Continued:

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	$ 235,204	197,243
Preferred stock - $.01 par value, 500,000 shares authorized, none issued and outstanding		
Common stock - $.01 par value, 2,500,000 shares authorized, 2,010,867 shares issued in 2001 and 2000.	13,406	13,406
Additional paid-in capital	6,189,237	6,189,237
Treasury stock, at cost - 396,994 shares in 2001 and 2000.	(3,888,112)	(3,888,112)
Retained earnings	19,828,979	19,166,328
Net unrealized gain(loss) on available-for-sale securities of parent and subsidiary	60,875	(168,420)
	$ 22,439,589	**21,509,682**

CONDENSED STATEMENTS OF INCOME

	Years ended December 31,		
	2001	2000	1999
Equity in earnings of Franklin Savings	$ 1,163,986	1,477,252	1,354,257
Interest income	19,655	57,258	176,797
Operating expenses	(309,343)	(359,513)	(349,114)
Other Income	238,966	247,677	234,595
Federal income tax benefit (expense)	33,550	37,950	(5,250)
Net Income	**$ 1,146,814**	**1,460,624**	**1,411,285**

CONDENSED STATEMENTS OF CASH FLOWS

	Years ended December 31,		
	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 1,146,814	1,460,624	1,411,285
Equity in earnings of Franklin Savings	(1,163,986)	(1,477,252)	(1,354,257)
Change in other assets and liabilities	(4,771)	(5,621)	10,651
Net cash provided (used) by operating activities	**(21,943)**	**(22,249)**	**67,679**
Cash flows from investing activities:			
Net repayments of loans to Franklin Savings	500,000	1,125,000	650,000
Purchase of investments	-	(500,000)	-
Net cash provided by investing activities	**500,000**	**625,000**	**650,000**
Cash flows from financing activities:			
Payment of dividends	(484,164)	(484,345)	(495,084)
Purchase of treasury stock	-	(155,071)	(1,102,619)
Net cash used by financing activities	**(484,164)**	**(639,416)**	**(1,597,703)**
Net decrease in cash	*(6,107)*	*(36,665)*	*(880,024)*

CONDENSED STATEMENTS OF CASH FLOWS, continued

	Years ended December 31,		
	2001	2000	1999
Cash at beginning of year	143,346	180,011	1,060,035
Cash at end of year	$ 137,239	143,346	180,011
Supplemental disclosure of non-cash activities: Contribution of capital to Franklin Savings-note receivable converted to investment	$ -	-	900,000

18. Madison Service Corporation:

In accordance with OTS requirements, the following summary of financial information of Madison Service Corporation for the year ended December 31, 2001, is presented:

BALANCE SHEET

ASSETS

Cash	$ 247,250
Other assets	15,038
	$ 262,288

LIABILITIES AND SHAREHOLDERS' EQUITY

Equity	$ 262,288
	$ 262,288

STATEMENT OF OPERATIONS

Revenues:	
Interest Income	$ 10,270
Service fees and other	10,263
Operating expenses	(3,466)
Income before federal income tax	17,067
Federal income tax	5,800
Net income	$ 11,267

a. Summary of significant accounting policies:

The accounting policies followed in the preparation of the financial statements of Madison Service Corporation are included in Note 1.

b. Intercompany transactions:

Intercompany transactions with Franklin Savings, which are not material, have been eliminated in consolidation.

c. Franklin Savings' investment in Madison Service Corporation consists of:

Common stock, 220 shares issued and outstanding	$ 110,000
Retained earnings	152,288
	$ 262,288

19. Earnings Per Share:

Earnings per share for the years ended December 31, 2001, 2000 and 1999 are calculated as follows:

	For the year ended December 31, 2001		
	Income (numerator)	Shares (denominator)	Per-share amount
Basic EPS			
Income available to common stockholders	$ 1,146,814	1,613,873	$ 0.71
Effect of dilutive securities:			
Stock options			
1997 and 2001 Plan	-	-	
Diluted EPS			
Income available to common stockholders + assumed conversions	$ 1,146,814	1,613,873	$ 0.71

	For the year ended December 31, 2000		
	Income (numerator)	Shares (denominator)	Per-share amount
Basic EPS			
Income available to common stockholders	$ 1,460,624	1,616,623	$ 0.90
Effect of dilutive securities:			
Stock options			
1997 Plan	-	-	
Diluted EPS			
Income available to common stockholders + assumed conversions	$ 1,460,624	1,616,623	$ 0.90

	For the year ended December 31, 1999		
	Income (numerator)	Shares (denominator)	Per-share amount
Basic EPS			
Income available to common stockholders	$ 1,411,285	1,662,090	$ 0.85
Effect of dilutive securities:			
Stock options			
1997 Plan	-	-	
Diluted EPS			
Income available to common stockholders + assumed conversions	$ 1,411,285	1,662,090	$ 0.85

The effect of the stock options was anti-dilutive for the years ended December 31, 2001, 2000 and 1999, therefore the stock options were not included in the dilutive EPS for those periods.

20. Quarterly Financial Information (Unaudited):

All adjustments necessary for a fair statement of operations for each period have been included.

	2001 (Dollars in thousands except per share data)			
	First quarter	Second quarter	Third quarter	Fourth quarter
Interest income	$ 4,976	4,775	4,623	4,564
Interest expense	3,478	3,389	3,339	3,224
Net interest income	**1,498**	**1,386**	**1,284**	**1,340**
Provision for loan losses	18	10	18	19
Net interest income after provision for loan losses	**1,480**	**1,376**	**1,266**	**1,321**
Noninterest income	313	292	227	315
Noninterest expense	1,193	1,256	1,225	1,235
Income before federal income taxes	**600**	**412**	**268**	**401**
Federal income taxes	198	131	84	121
Net income	**$ 402**	**281**	**184**	**280**
Earnings per common share				
Basic	$ *0.23*	*0.17*	*0.12*	*0.19*
Diluted	$ *0.23*	*0.17*	*0.12*	*0.19*

	2000 (Dollars in thousands except per share data)			
	First quarter	Second quarter	Third quarter	Fourth quarter
Interest income	$ 4,402	4,615	4,823	4,991
Interest expense	2,792	3,001	3,340	3,539
Net interest income	**1,610**	**1,614**	**1,483**	**1,452**
Provision for loan losses	19	18	19	28
Net interest income after provision for loan losses	**1,591**	**1,596**	**1,464**	**1,424**
Noninterest income	144	154	180	193
Noninterest expense	1,183	1,150	1,159	1,085
Income before federal income taxes	**552**	**600**	**485**	**532**
Federal income taxes	179	198	156	175
Net income	**$ 373**	**402**	**329**	**357**
Earnings per common share				
Basic	**$ 0.23**	**0.25**	**0.20**	**0.22**
Diluted	**$ 0.23**	**0.25**	**0.20**	**0.22**

First Franklin Corporation

OFFICERS

Thomas H. Siemers
President — CEO

Daniel T. Voelpel
Vice President — CFO

Gretchen J. Schmidt
Secretary — Treasurer

DIRECTORS

James E. Cross
Attorney

Richard H. Finan
Attorney and Ohio State Senator

James E. Hoff, S.J.
Chancellor, Xavier University

John L. Nolting
President and CEO, DataTech Services, Inc.

Thomas H. Siemers
President and CEO, First Franklin Corporation

Franklin Savings & Loan Company

OFFICERS

Thomas H. Siemers
President — CEO

David E. Haerr
Vice President — CLO

Daniel T. Voelpel
Vice President — CFO

Gretchen J. Schmidt
Vice President — Operations

DIRECTORS

James E. Cross
Richard H. Finan
James E. Hoff, S.J.
Donald E. Newberry, Sr.
John L. Nolting
Thomas H. Siemers
Mary W. Sullivan

DIRECTORS EMERITI

Mary J. Hunter
Francis J. Macke

CHIEF COUNSEL

Maurice A. Niehaus





First Franklin Corporation

CORPORATE OFFICE

4750 Ashwood Drive

Cincinnati, Ohio 45241

(513) 469-5352